UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 2020

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Commission File Number:  0001723069

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Tiziana Life Sciences plc

(Exact Name of Registrant as Specified in Its Charter)

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3rd Floor,

11-12 St James’s Square

London SW1Y 4LB

United Kingdom

(Address of registrant’s principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On July 10, 2020, Tiziana Life Sciences plc (the “Company”) issued a regulatory news service announcement in the United Kingdom announcing an Interview to Air on Bloomberg International on the RedChip Money Report (the “RNS Announcement”).

The RNS Announcement is furnished herewith as Exhibit 99.1 to this Report on Form 6-K. The information in the attached Exhibit 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIZIANA LIFE SCIENCES PLC

Date: July 10, 2020	By:	/s/ Kunwar Shailubhai
		Name:	Kunwar Shailubhai
		Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Regulatory News Service Announcement, dated July 10, 2020

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